Exhibit 99.2

Execution Version

UNDERWRITING AGREEMENT

July 17, 2019

Gold Standard Ventures Corp.
Suite 610 – 815 West Hastings St.
Vancouver, BC V6C 1B4

Dear Sirs and Mesdames:

Re:	Offering of 15,000,000 Common Shares of Gold Standard Ventures Corp.

BMO Nesbitt Burns Inc. (the “Lead Underwriter”), Cormark Securities Inc., PI Financial Corp. and GMP Securities L.P. (collectively, the “Underwriters”) understand that Gold Standard Ventures Corp. (the “Corporation”) proposes to issue and sell an aggregate of 15,000,000 common shares in the capital of the Corporation (the “Firm Shares”) at an issue price of C$1.22 per Firm Share (the “Offering Price”) for aggregate gross proceeds of C$18,300,000 (the “Offering”).

The proceeds of the sale of the Offered Shares (as defined below) will be used by the Corporation as set forth under “Use of Proceeds” in the Preliminary Prospectus (as defined below). The Corporation (a) has prepared and intends to file, without delay, a preliminary short form prospectus relating to the sale of the Offered Shares (the “Preliminary Prospectus”, and together with the Prospectus (as defined below), the “Prospectuses”) with the securities regulatory authority in each of the provinces of Canada, other than Québec (collectively, the “Qualifying Jurisdictions”) and (b) intends to take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, a final short form prospectus relating to the sale of the Offered Shares (the “Prospectus”) with such securities regulatory authorities, in accordance with the requirements of such authorities in order to qualify the Offered Shares for Distribution (as defined below) in each of the Qualifying Jurisdictions.

The Corporation and the Underwriters agree that any offers or sales to, or for the account or benefit of persons in the United States (as defined below) or U.S. Persons (as defined below) will be made only to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act (as defined below)), as designated purchasers in substitution of the Underwriters in accordance with Section 4(a)(2) of the U.S. Securities Act, or such other exemptions as are agreed to by the Corporation and the Underwriters, and in compliance with applicable state securities laws. Accordingly, the Offered Shares may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of persons in the United States or U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Based upon the foregoing and subject to the terms, conditions, representations and warranties set forth below, the Underwriters hereby severally and not jointly, nor jointly and severally in the respective percentages set forth in section 18.1, offer to purchase from the Corporation, and by its acceptance hereof the Corporation agrees to sell to the Underwriters at the Closing Time (as defined below) all, but not less than all, of the Firm Shares for an aggregate purchase price of C$18,300,000, which shall be payable by the Underwriters to the Corporation at the Closing Time.

In consideration of the Underwriters’ agreement to purchase the Firm Shares, the Corporation hereby grants to the Underwriters an over-allotment option to purchase from the Corporation additional Common Shares (as defined below) representing up to 15% of the number of Firm Shares (the “Over-Allotment Option”), which the Underwriters may elect at their discretion to exercise and which option is exercisable in whole or in part on one or more occasions by notice given at any time up to and including 30 days following the Closing Date (as defined below). The notice exercising the Over-Allotment Option shall be delivered to the Corporation and shall specify the number of Common Shares to be purchased pursuant to the Over-Allotment Option (the “Over-Allotment Shares”, and together with the Firm Shares, the “Offered Shares”) and the date on which such Over-Allotment Shares shall be purchased (the “Option Closing Date”). Upon delivery to the Corporation of such notice, the Underwriters shall be committed, severally and not jointly, nor jointly and severally, to purchase, in the respective percentages set forth in section 18.1, the Over-Allotment Shares specified in such notice and the Corporation shall be obligated to issue and sell to the Underwriters all, but not less than all, of such Over-Allotment Shares at the Offering Price, which shall be payable by the Underwriters to the Corporation at the Option Closing Time (as defined below), all in accordance with the provisions of this Agreement.

In consideration of the Underwriters’ agreement to purchase the Firm Shares and Over-Allotment Shares, if applicable, and in consideration of the underwriting services to be rendered by the Underwriters in connection with this Agreement, the Corporation agrees to pay to the Underwriters a commission of 6.0% of the aggregate purchase price of Offered Shares sold to the Underwriters by the Corporation pursuant to this Agreement against receipt of the purchase price therefor, such commission in respect of the Firm Shares, being in aggregate C$1,098,000, to be paid by the Corporation to the Underwriters at the Closing Time and such commission in respect of Over-Allotment Shares, if any, to be paid by the Corporation to the Underwriters at the Option Closing Time. Such commission is referred to, collectively, as “Commission”. The Commission shall be paid by the Underwriters paying the gross proceeds of the sale of the Firm Shares and Over-Allotment Shares, as the case may be, to the Corporation less the amount of the Commission. It is agreed that 5% of the Commission (which for greater certainty, shall not increase the amount payable by the Corporation to the Underwriters) shall be payable to the Lead Underwriter and that the balance of the Commission shall be payable to the Lead Underwriter and the other Underwriters in proportion to the number of Offered Shares purchased by them in accordance with the terms of this Agreement.

For greater certainty, the underwriting services provided by the Underwriters in connection with this Agreement will not be subject to any goods and services tax/harmonized sales tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services. In the event, however, that the Canada Revenue Agency determines that any goods and services tax/harmonized sales tax provided for in the Excise Tax Act (Canada) is exigible on the Commission, the Corporation agrees to pay the amount of such goods and services tax/harmonized sales tax forthwith upon the request of the Underwriters.

The Underwriters may, in their sole discretion and at their own cost, engage sub-agents, who are duly registered under Canadian Securities Laws (as defined below) to offer and sell the

Offered Shares, to act on their behalf and offer such agents any part of the Commission. The Underwriters shall not be under any obligation to engage any sub-agent. To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Offered Shares for sale to the public only as permitted by Canadian Securities Laws, upon the terms and conditions set forth in the Prospectuses and as set forth in this Agreement.

The terms and conditions of the agreement among the Corporation and the Underwriters are as set forth below.

1.	Definitions and Interpretation.

1.1	In this Agreement the following terms shall have the following meanings:

“Affiliate” has the meaning given to it in NI 51-102;

“Agreement”, “hereto”, “herein”, “hereby, “hereunder”, “hereof” and similar expressions mean and refer to, respectively, the agreement among the Corporation and the Underwriters, including all Schedules and Exhibits hereto, resulting from the acceptance by the Corporation of this offer made by the Underwriters by this letter and not to any particular section, paragraph or other part of this Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“Business Day” means a day when banks are generally open for the transaction of business in both Vancouver, British Columbia and Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable Canadian securities laws of each of the Qualifying Jurisdictions and the respective regulations, rules, published policies and orders thereunder together with all applicable published orders and rulings of the Regulatory Authorities;

“Claim” has the meaning given to it in section 11.1 of this Agreement;

“Closing” means the completion of the sale by the Corporation of the Firm Shares or the Over-Allotment Shares, as applicable, and the purchase of such Firm Shares or Over-Allotment Shares, as applicable, by the Underwriters pursuant to this Agreement;

“Closing Date” means July 31, 2019 or such other date (not later than 42 days after the date of the Dual Prospectus Receipt for the Prospectus) as the Corporation and the Lead Underwriter may mutually agree upon in writing;

“Closing Time” means 5:30 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Corporation and the Lead Underwriter may mutually agree in writing;

“Commission” has the meaning given to it in the sixth paragraph of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Gold Standard Ventures Corp., a corporation governed under the laws of the Province of British Columbia;

“Dark Star Deposit” means the Dark Star deposit described in the amended and restated technical report with an effective date of September 15, 2017 entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated”;

“Davidson” means Davidson & Company LLP, Chartered Professional Accountants;

“Debt Instrument” has the meaning given to it in section 6.1(k) of this Agreement;

“Distribution” means “distribution” or “distribution to the public”, as the case may be, as such terms are defined under Canadian Securities Laws, and “Distribute” has a corresponding meaning;

“Distribution Period” means the period commencing on July 11, 2019 and ending on the earlier of (i) the date on which the Distribution of the Offered Shares has been completed and (ii) 30 days after the Closing Date;

“Dual Prospectus Receipt” means the receipt issued by the BCSC, which is deemed to also be a receipt of the other Regulatory Authorities, as applicable, and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Preliminary Prospectus and the Prospectus and any Supplementary Material, as the case may be.

“Financial Information” means:

(a)	the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2018 and the notes thereto together with the independent auditors’ report thereon,

(b)	management’s discussion and analysis of the Corporation relating to the foregoing financial statements of the Corporation,

(c)	the unaudited condensed consolidated interim financial statements of the Corporation for the three months ended March 31, 2019 and the notes thereto;

(d)	management’s discussion and analysis of the Corporation relating to the foregoing financial statements of the Corporation, and

(e)	the financial information, if any, set forth in the Prospectuses under the heading “Consolidated Capitalization”;

“Financial Statements” means the information referred to in clause (a) of the definition of Financial Information;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, arbitrator, board, bureau, agency or instrumentality of any of the foregoing, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and any stock exchange or self-regulatory authority and, for greater certainty, includes the Regulatory Authorities, the TSX, the NYSE and the Investment Industry Regulatory Organization of Canada;

“Governmental Licenses” has the meaning given to it in section 6.1(e) of this Agreement; “GSV Subsidiaries” has the meaning given to in in section 6.1(c) of this Agreement; “Hazardous Materials” has the meaning given to it in section 6.1(jj)(v) of this Agreement;

“IFRS” means the International Financial Reporting Standard issued by the International Accounting Standards Board;

“Indemnified Parties” has the meaning given to it in section 11.1 of this Agreement;

“Laws” means applicable Canadian Securities Laws, U.S. Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, published policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Marketing Materials” has the meaning given to it in National Instrument 41-101 – General Prospectus Requirements;

“Material Adverse Effect” means a material adverse effect on (i) the business, affairs, operations, financial condition, properties, or assets of the Corporation and its subsidiaries considered on a consolidated basis (including the Dark Star Deposit, the Pinion Deposit or the North Bullion Deposit) and (ii) any fact, event, or change that would result in the Offering Documents containing a misrepresentation;

“material change” has the meaning given under the Canadian Securities Laws;

“material fact” has the meaning given under the Canadian Securities Laws;

“Mining and Environmental Laws” has the meaning given to it in section 6.1(jj)(v) of this Agreement;

“Mining Rights” has the meaning given to it in section 6.1(jj)(i) of this Agreement;

“misrepresentation” means, with respect to circumstances in which the Canadian Securities Laws of a particular Qualifying Jurisdiction are applicable, a misrepresentation as defined under the Canadian Securities Laws of that Qualifying Jurisdiction and, if not so defined, or in circumstances in which no particular jurisdiction is applicable, a misrepresentation as defined under the Securities Act (British Columbia);

“Money Laundering Laws” has the meaning given to it in section 6.1(ll)(i) of this Agreement; “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects; “NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“North Bullion Deposit” means the North Bullion deposit described in the amended and restated technical report with an effective date of September 15, 2017 entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated”;

“NYSE” means the NYSE American LLC;

“OFAC” has the meaning given to it in subsection 6.1(ee) of this Agreement;

“Offering” has the meaning given to it in the first paragraph of this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Prospectus, the U.S. Offering Memorandum and any Supplementary Materials;

“Offered Shares” has the meaning given to it in the fifth paragraph of this Agreement; “Offering Price” has the meaning given to it in the first paragraph of this Agreement; “Option Closing Date” has the meaning given to it in the fifth paragraph of this Agreement;

“Option Closing Time” means 5:30 a.m. (Vancouver time) on the Option Closing Date or such other time as the Corporation and the Lead Underwriter may mutually agree in writing;

“Over-Allotment Option” has the meaning given to it in the fifth paragraph of this Agreement; “Over-Allotment Shares” has the meaning given to it in the fifth paragraph of this Agreement; “Passport Procedures” has the meaning given to it in section 2.1 of this Agreement;

“person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or entity, however designated or constituted;

“Pinion Deposit” means the Pinion deposit described in the amended and restated technical report with an effective date of September 15, 2017 entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated”;

“Preliminary Prospectus” has the meaning given to it in the second paragraph of this Agreement, and for greater certainty includes the documents incorporated by reference therein;

“Preliminary U.S. Offering Memorandum” means the preliminary U.S. offering memorandum of the Corporation, including the Preliminary Prospectus, prepared for use in connection with the offering of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons;

“Principals” has the meaning given to it in section 6.1(p)(vi) of this Agreement;

“Prospectus” has the meaning given to it in the second paragraph of this Agreement, and for greater certainty includes the documents incorporated by reference therein;

“Prospectuses” has the meaning given to it in the second paragraph of this Agreement;

“Qualifying Jurisdictions” has the meaning given to it in the second paragraph of this Agreement;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Regulatory Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the Qualifying Jurisdictions;

“Selling Firms” has the meaning given to it in section 9.1 of this Agreement;

“Share Certificates” means the certificates representing the Common Shares;

“Short Form Prospectus System” means the system described in National Instrument 44-101 — Short Form Prospectus Distributions;

“Significant Subsidiaries” means JKR Gold Resources ULC and Gold Standard Ventures (US) Inc.;

“Supplementary Material” means, collectively, any amendment or supplement to the Prospectuses;

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations thereunder, in each case, as amended;

“Template Version” has the meaning given to it in National Instrument 41-101—General Prospectus Requirements;

“TSX” means the Toronto Stock Exchange;

“Underwriters’ Expenses” has the meaning given to it in section 13 of this Agreement;

“Underwriter Information” means, in respect of the Prospectuses, the Preliminary U.S. Offering Memorandum and the U.S. Offering Memorandum, any statements contained therein relating solely to and furnished in writing by the Underwriters;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means the United States registered broker-dealer affiliate of an Underwriter that makes offers or sales to, or for the account or benefit of, persons in the United States or U.S. Persons with respect to the Offering;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Offering Memorandum” means the U.S. offering memorandum of the Corporation, including the Prospectus, prepared for use in connection with the offering of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Laws” means all applicable U.S. federal and state securities laws, including, without limitation, the U.S. Securities Act and the U.S. Exchange Act.

1.2

References in this Agreement to the “best of the knowledge of the Corporation” means the actual knowledge, in their capacity as officers of the Corporation and not in their personal capacity, of any of Jonathan Awde, Michael N. Waldkirch and Glenn Kumoi after having made reasonable inquiries and investigations of internal personnel of the Corporation in connection with such facts and circumstances.

1.3	Unless otherwise stated, any reference in this Agreement to any section or paragraph shall refer to a section or paragraph of this Agreement.

1.4	Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

1.5	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

1.6

The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Compliance with United States Securities Laws Schedule “B” – GSV Subsidiaries

Schedule “C” - Matters to be Addressed in the Corporation’s Canadian Counsel Opinion Schedule “D” – Form of Lock-Up Agreement

2.	Qualification and Offering for Sale.

The Corporation shall, not later than the times and dates set forth below in section 2.1, fulfill, to the satisfaction of counsel to the Underwriters, acting reasonably, all legal requirements to be fulfilled by the Corporation to qualify the Offered Shares for Distribution in the Qualifying Jurisdictions by, through or as arranged by the Underwriters and other investment dealers or brokers who are duly registered in the Qualifying Jurisdictions to offer and sell the Offered Shares. Without limiting the generality of the foregoing, these legal requirements include the filing of the Preliminary Prospectus, the Prospectus and other related documents and the obtaining of a Dual Prospectus Receipt therefor and advising the Lead Underwriter and counsel for the Underwriters that such receipt has been obtained and using commercially reasonable efforts to respond to any comments of the Regulatory Authorities concerning the Preliminary Prospectus or any other matter raised by any Regulatory Authority. The Prospectuses shall incorporate by reference all documents required to be included under Canadian Securities Laws. During the Distribution Period, the Corporation shall promptly take or cause to be taken all additional commercially reasonable steps and proceedings that, from time to time, may be required under the applicable Laws of each of the Qualifying Jurisdictions to continue to qualify the Offered Shares for Distribution therein.

2.1	The Corporation shall elect to use and shall comply in all respects with the review system and procedures provided for under National Policy 11-202—Process for Prospectus Reviews in Multiple Jurisdictions (the “Passport Procedures”). The Corporation shall select the Province of British Columbia as the principal jurisdiction under the Passport Procedures. Such compliance shall be made within the following time limits:

(a)	the Preliminary Prospectus and related documents shall be filed with the BCSC, as principal regulator, no later than 1:00 p.m. (Vancouver time) on July 17, 2019 and a Dual Prospectus Receipt from the BCSC evidencing receipt of the Preliminary Prospectus by each of the Regulatory Authorities shall be obtained; and

(b)	the Prospectus and related documents shall be filed with the BCSC, as principal regulator, and a Dual Prospectus Receipt from the BCSC dated no later than July 24, 2019 (or such other day as the Corporation and the Lead Underwriter may agree upon) evidencing receipt of the Prospectus by each of the Regulatory Authorities shall be obtained no later than 5:00 p.m. (Vancouver time) on such date.

2.2

The Corporation represents and warrants that the Corporation is qualified to file a prospectus under the Short Form Prospectus System in each of the Qualifying Jurisdictions for the Distribution of the Offered Shares.

2.3

The Corporation shall cooperate in all respects with the Underwriters to allow them to participate fully in the preparation of the documentation required for the Distribution of the Offered Shares and allow the Underwriters to conduct all “due diligence” investigations which they may reasonably require to fulfill their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation. The Corporation shall furnish to the Underwriters all the information relating to its business and affairs as required for the preparation of the Preliminary Prospectus, the Prospectus and other documentation to be filed in connection with the Distribution of the Offered Shares in order to satisfy disclosure requirements under Canadian Securities Laws.

2.4

The Underwriters shall deliver to, or as directed by, the Corporation or its counsel within two Business Days of the date of filing the Prospectus duly completed and executed SEDAR Form 6’s for each person who has executed the Prospectus on behalf of the Underwriters.

2.5

Any offer or sale of the Offered Shares will be made in accordance with all applicable Laws and, as regards to offers and sales to, or for the account or benefit of, persons in the United States or U.S. Persons, in accordance with Schedule A to this Agreement. The representations, warranties and covenants contained in Schedule A to this Agreement are hereby incorporated by reference herein and made a part of this Agreement, and each party to this Agreement acknowledges that the other parties to this Agreement are relying on such representations, warranties and covenants.

3.	Deliveries of Prospectuses and Related Documents.

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a)	as soon as possible, and in any event not later than the date of this Agreement, copies of the Preliminary Prospectus, signed as required by Canadian Securities Laws, and the Preliminary U.S. Offering Memorandum;

(b)	as soon as they are available, and in any event no later than the time of filing the Prospectus under the Passport Procedures, copies of the Prospectus, signed as required by Canadian Securities Laws, and the U.S. Offering Memorandum;

(c)	as soon as they are available, copies of any Supplementary Material, signed as required by Canadian Securities Laws, as applicable, including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters or which are not publicly available at www.sedar.com;

(d)	at the time of delivery to the Underwriters of the Prospectus pursuant to this section 3.1, a comfort letter from Davidson, dated the date of the Prospectus, in form and substance reasonably satisfactory to the Underwriters and their counsel and addressed to the Underwriters, with respect to the Financial Information, which comfort letter shall be based on reviews by Davidson having a cut-off date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letter which must be filed with the Regulatory Authorities pursuant to the Canadian Securities Laws; and

(e)	at the time of the filing of the Prospectus, a letter from the TSX advising the Corporation that the Offered Shares have been conditionally approved for listing on the TSX, subject only to the satisfaction of customary and standard post-closing conditions imposed by the TSX in similar circumstances.

3.2

A comfort letter similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signatures are not required, at the time the same is filed. Such comfort letter shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

4.	Representations Relating to the Prospectuses and Other Deliveries.

4.1

The delivery to the Underwriters of the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum and the documents referred to in sections 3.1(b) and 3.1(c) shall constitute, on the part of the Corporation, a representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery:

(a)	the information and statements contained therein (except any information and statements which constitute Underwriter Information, or which are modified by or superseded by information or statements contained in the Prospectus or any Supplementary Material, as the case may be) at the respective dates of delivery thereof are true and correct in all material respects and contain no misrepresentation, and that the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Prospectus, the U.S. Offering Memorandum or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares, as of the date of delivery, and that such documents contain in all material respects the disclosure required by, and comply and conform in all material respects to the requirements of, Canadian Securities Laws; and

(b)	except as has been publicly disclosed, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Corporation.

4.2

The Corporation consents to the Underwriters’ use of the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Prospectus, the U.S. Offering Memorandum and any Supplementary Material for the offering and sale of the Offered Shares in compliance with the provisions of this Agreement, including Schedule B hereto.

4.3	During the Distribution Period, the Corporation will promptly notify the Lead Underwriter in writing, on behalf of the Underwriters, of the full particulars of any of the following:

(a)	any material change, occurrence or development (whether actual, anticipated, contemplated or threatened) in or affecting the business, financial condition, affairs,

assets, liabilities (contingent or otherwise), operations, revenue, control or capital of the Corporation or any of its subsidiaries;

(b)	any material fact or matter which has arisen or has been discovered and would have been required to have been stated in the Prospectus, the U.S. Offering Memorandum or any Supplementary Material had the fact arisen or been discovered on or prior to the date of the Prospectus or any Supplementary Material, respectively; or

(c)	any material change, occurrence or development (whether actual, anticipated, contemplated or threatened) in any matter contained or referred to in the Offering Documents, as they exist immediately prior to such change, occurrence or development which change, occurrence or development, in any such case, is, or may reasonably be expected to be, of such a nature as to render any statement contained in the Offering Documents, as they exist taken together in their entirety immediately prior to any such change, occurrence or development, untrue, false or misleading in any material respect or which would result in the Offering Documents containing a misrepresentation or which would result in any of the Offering Documents not complying in any material respect with Canadian Securities Laws or which change, occurrence or development would reasonably be expected to have a significant effect on the market price or value of the Offered Shares.

4.4

In any case described in section 4.3, the Corporation will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result of any matter referred to in section 4.3 under the Canadian Securities Laws in the Qualifying Jurisdictions, if any, and under the rules of the TSX necessary to continue to qualify the Offered Shares for Distribution.

4.5

Subject to compliance with applicable Laws, the Corporation will not file any Supplementary Material without first obtaining the written approval of the Underwriters (not to be unreasonably withheld and to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

4.6

If during the Distribution Period there is any change in any Canadian Securities Laws or other Laws which, in the reasonable opinion of the Underwriters, results in any requirement to file Supplementary Material, then the Corporation shall prepare and file, as soon as possible, to the reasonable satisfaction of counsel to the Underwriters, such Supplementary Material with the appropriate Regulatory Authority in each jurisdiction where such filing is required.

4.7

As soon as practicable, the Corporation shall in good faith discuss with the Underwriters any development or change in circumstances (whether actual, anticipated, contemplated or threatened) or misstatement which is of such a nature that there may be reasonable doubt whether written notice needs to be given to the Underwriters under the provisions of section 4.3.

5.	Commercial Copies.

5.1

The Corporation shall, as soon as possible but in any event not later than 12:00 p.m. (local time) on the Business Day, or in the case of any place other than the city of Vancouver, on the second Business Day, after obtaining the Dual Prospectus Receipt for the Preliminary Prospectus and within 48 hours after the execution of any Supplementary Material in connection with the Preliminary Prospectus, cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by written instructions given to the Corporation or the Corporation’s printer not later than 5:00 p.m. (local time) on July 16, 2019 in the case of the Preliminary Prospectus and the Preliminary U.S. Offering Memorandum, and not later than the time of filing of any Supplementary Material.

5.2

The Corporation shall, as soon as possible but in any event not later than 12:00 p.m. (local time) on the Business Day, or in the case of any place other than the city of Vancouver, on the second Business Day, after obtaining the Dual Prospectus Receipt for the Prospectus and within 48 hours after the execution of any Supplementary Material in connection with the Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Prospectus, the U.S. Offering Memorandum and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by written instructions given to the Corporation or the printer not later than the time of filing of the Prospectus or any Supplementary Material.

5.3

The Corporation shall cause to be provided to the Underwriters such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Offered Shares. Other than in the Qualifying Jurisdictions, the Underwriters agree that they will not, directly or indirectly, use or distribute the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Prospectus, the U.S. Offering Memorandum or any Supplementary Material, nor offer, sell or deliver any of the Offered Shares in any country or jurisdiction except under circumstances that will result in compliance with the applicable Laws thereof and this Agreement, including Schedule A hereto and otherwise will not require the Corporation to make any material filing or become subject to ongoing continuous disclosure requirements of such country or jurisdiction.

6.	Representations, Warranties and Covenants.

6.1	The Corporation represents and warrants to, and covenants with, the Underwriters (and acknowledges that the Underwriters are relying on such representations, warranties and covenants) as follows:

(a)	Prospectus Disclosure. The Prospectuses and any Supplementary Material, as of their respective dates and as at the date hereof, will not (i) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) include any misrepresentation. Notwithstanding the foregoing, no representation or warranty is made by the Corporation as to Underwriter Information contained in the Prospectuses or any Supplementary Material.

(b)

Corporate Status. The Corporation (i) is validly existing under the BCBCA and is up-to-date in all material corporate filings and in good standing under the BCBCA; (ii) has all requisite corporate power, authority or capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Prospectus; (iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; and (iv) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(c)

Subsidiaries. Each of the subsidiaries listed in Schedule “B” of this Agreement (the “GSV Subsidiaries”): (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, except where the failure to so qualify or be in good standing would not result in a Material Adverse Effect and (ii) has all requisite corporate power and authority to carry on and transact its business as now conducted and to own, lease and operate its properties and assets as described in the Prospectus. All of the issued and outstanding share capital or other ownership interests of each of the subsidiaries of the Corporation has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except as disclosed in the Prospectus or, with respect to any subsidiary that is not a Significant Subsidiary, as would not result in a Material Adverse Effect. The Corporation does not have any direct or indirect subsidiary that is material to the Corporation (on a consolidated basis), other than the GSV Subsidiaries.

(d)

No Dissolution Proceedings. No proceedings have been taken, instituted or, to the knowledge of the Corporation, are pending for the dissolution, winding up or liquidation of the Corporation or any of the GSV Subsidiaries.

(e)

Compliance with Law. Except as would not result in a Material Adverse Effect or as disclosed in the Prospectus, (i) the Corporation and each Significant Subsidiary is conducting its business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, (ii) the Corporation and the GSV Subsidiaries possess such permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, or maintain the Mining Rights and to conduct the business now operated by the Corporation and the GSV Subsidiaries except where the failure to possess such Governmental Licenses would not result in a Material Adverse

Effect; (iii) Corporation and the GSV Subsidiaries are in material compliance with the terms and conditions of all such Governmental Licenses; (iv) all of the Governmental Licenses are valid and in full force and effect; (v) neither the Corporation nor any Significant Subsidiary has received a notice of non- compliance in respect of any such laws, rules, regulations, or Governmental Licenses.

(f)

Authorized and Outstanding Share Capital. The Corporation is authorized to issue an unlimited number of Common Shares including shares duly authorized and reserved for issuance pursuant to Section 6.1(g) below, without par value. All of the issued and outstanding Shares of the Corporation are fully paid and non- assessable and have been duly and validly authorized and issued free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except as disclosed in the Prospectus.

(g)

Shares. The Offered Shares have been duly authorized and reserved for issuance for sale to the Underwriters pursuant to this Agreement and, when issued, will be validly issued, fully paid and non-assessable. The Offered Shares, upon issuance, will not be issued in violation of or, except as described in the Prospectus, subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(h)

Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with any applicable securities laws and complies with the rules and regulations of the TSX.

(i)

Authorization. The execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Corporation; this Agreement will constitute a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent preference, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(j)

No Consents Required. Except for any consents and approvals (i) described herein or in the Prospectus, (ii) that have been or will be obtained or made by the Corporation and are or will be in full force and effect at the Closing Time, (iii) that have been or will be obtained in connection with the approval of the Offered Shares for listing on the TSX, (iv) as may be required under state securities or blue sky laws in connection with the purchase and Distribution of the Offered Shares, or (v) as would not result in a Material Adverse Effect, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and thereby and sale and delivery of the Offered Shares, do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, securities commission or other third party to be obtained by the Corporation.

(k)

No Default. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby do not and will not result in a breach of or constitute a default under and do not and will not violate (i) the articles or by-laws (or other constating documents) of the Corporation or the GSV Subsidiaries, any resolutions of the shareholders or directors of the Corporation or the GSV Subsidiaries, (ii) the terms of any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Corporation or any of the GSV Subsidiaries is a party or by which any of their property or assets are bound (a “Debt Instrument”) or any material contract, commitment, agreement, joint venture instrument, lease or other document, including a license agreement to which the Corporation or any of the GSV Subsidiaries is a party or by which any of their property or assets are bound, or (iii) any law, judgment, decree, order, statute, rule or regulation applicable to any of them, except, in the case of clauses (ii) and (iii) above, such a breach, default or violation as would not result in a Material Adverse Effect. Neither the Corporation nor any of the GSV Subsidiaries is (i) in violation of its respective articles or by-laws (or other constating documents), (ii) in default under any existing obligations, agreement, covenant or condition contained in any Debt Instrument or (iii) in violation of any law, judgment, decree, order, statute, rule or regulation applicable to any of them, except, in the case of clauses (ii) and (iii) above, such a default or violation as would not result in a Material Adverse Effect.

(l)

No Loans. Other than as set out in the Prospectuses, neither the Corporation nor the GSV Subsidiaries have made any material loans to or guaranteed the material obligations of any person other than the Corporation and the GSV Subsidiaries.

(m)

Options. Except as disclosed in the Prospectus, no person has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued Common Shares, securities, warrants or convertible obligations of any nature of the Corporation or the GSV Subsidiaries; no holder of securities of the Corporation has any rights to require registration or qualification under applicable securities laws of any security of the Corporation in connection with the offer and sale of the Offered Shares.

(n)

No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its Common Shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing.

(o)	No Material Adverse Change. Since the date of the Corporation’s latest audited financial statements included or incorporated by reference in the Prospectus and except as disclosed in the Prospectus:

	(i)	there has not been any material adverse change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries, on a consolidated basis;

	(ii)	there has not been any material adverse change in the share capital of the Corporation or the long-term debt of the Corporation and its subsidiaries, on a consolidated basis; and

	(iii)	there have been no transactions entered into by the Corporation or the GSV Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the GSV Subsidiaries considered as one enterprise.

(p)	Financial Matters.

	(i)	The Financial Statements, which are incorporated by reference into the Prospectuses, present fairly in all material respects the financial position and results of the operations of the Corporation for the period then ended; such financial statements have been prepared in accordance with IFRS applied on a consistent basis.

	(ii)	The unaudited financial statements of the Corporation as at and for the three months ended March 31, 2019, together with the notes thereto, which are incorporated by reference into the Prospectuses, present fairly in all material respects the financial position and results of the operations of the Corporation for the periods then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis, except as expressly stated in the related notes thereto.

	(iii)	Except as disclosed in the Prospectuses, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or any of the subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect.

	(iv)	The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transaction are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation is not aware of any material weaknesses in its internal control over financial reporting.

	(v)	The Corporation has devised and maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed by it under applicable securities laws is recorded, processed, summarized and reported within the time periods specified thereunder. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the management of the Corporation, including the chief executive officer and the chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

	(vi)	Except as disclosed in the Prospectuses; (i) the Corporation and the GSV Subsidiaries are not indebted to any of their respective directors or officers (collectively the “Principals”), other than on account of their fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the Tax Act); (ii) none of the Principals or shareholders of the Corporation is indebted to the Corporation, on any account whatsoever; and (iii) the Corporation and the GSV Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever, other than guarantees in favour of the Corporation and the GSV Subsidiaries.

(q)

Accounting Policies. There has been no material change in accounting policies or practices of the Corporation or its GSV Subsidiaries since December 31, 2018, except as has been disclosed in the Prospectuses.

(r)

Liabilities. Other than as disclosed in the Prospectuses, neither the Corporation nor any of the GSV Subsidiaries has any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments incurred in the ordinary course of business.

(s)

Assets. The Corporation and the GSV Subsidiaries, as the case may be, have the right in respect of all assets described in the Prospectuses as owned by them or over which they have rights free and clear of liens save and except (i) as otherwise disclosed in the Prospectuses, (ii) as imposed by applicable law, (iii) pursuant to shareholder, joint venture or similar agreements disclosed in the Prospectuses, and (iv) as do not have a Material Adverse Effect.

(t)

Material Contracts. None of the Corporation, any of the GSV Subsidiaries or, to the knowledge of the Corporation, any other party, is in default or alleged to be in default in the performance of any term or obligation to be performed by it under any material contract to which the Corporation or any of the GSV Subsidiaries is a party or by which the Corporation or any of its GSV Subsidiaries is bound or affected, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute such a default which, in either case, in any way materially adversely affects or may reasonably be expected to materially adversely affect the business, operations, assets, liabilities, capital, prospects, condition (financial or otherwise) or results of operations of the Corporation or any of the GSV Subsidiaries.

(u)	Purchase and Sales. Other than as disclosed in the Prospectuses, neither the Corporation nor the GSV Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

	(i)	the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of Common Shares, or otherwise;

	(ii)	the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation) of the Corporation; or

	(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(v)

No Acquisition or Disposition. Other than as disclosed in the Prospectuses, the Corporation has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectuses pursuant to applicable securities laws.

(w)

Directors and Officers. To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(x)

Minute Books and Records. The minute books and records of the Corporation and the GSV Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Corporation and the GSV Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval)

of the shareholders, the directors and all committees of directors of the Corporation and the GSV Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the GSV Subsidiaries to the date hereof not reflected in such minute books and other records, other than those relating to the Offering, those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and its business.

(y)

Stock Exchange and Commission Compliance. Neither the BCSC, TSX, NYSE, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation or the use of any Offering Document and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Corporation, are contemplated.

(z)

No Government Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental authority, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Significant Subsidiary, except as would not result in a Material Adverse Effect and, to the best of the Corporation’s knowledge, no such proceedings are threatened or contemplated by Governmental Authorities or threatened by others.

(aa)

Reporting Issuer Status. The Corporation is a “reporting issuer” in each of the provinces of Canada and is not included in a list of defaulting reporting issuers maintained by the Regulatory Authorities in such jurisdictions and in particular, without limiting the foregoing, the Corporation has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with the Regulatory Authorities.

(bb)	Auditor Matters.

	(i)	The auditor of the Corporation who audited the Financial Statements of the Corporation is independent of the Corporation as required by Canadian Securities Laws.

	(ii)	There has not been any “reportable event” (within the meaning of NI 51-102) with the present or any former auditor of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation.

(cc)

Taxes. Except as would not result in a Material Adverse Effect, the Corporation and its subsidiaries have timely paid or caused to be paid all taxes due and payable (including as a withholding agent), and, if due and payable, any related or similar assessment, interest, fine or penalty levied against any of them, in each case in the nature of or related to a tax, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established in accordance with IFRS by the Corporation or such subsidiary. All federal, provincial, local and foreign tax returns required to be filed by the Corporation and its subsidiaries in any jurisdiction have been filed with all appropriate Governmental Authorities or an extension has been obtained, except insofar as the failure to file such returns would not result in a Material Adverse Effect.

(dd)	Tax Matters.

	(i)	The statements set forth in the Prospectus under the headings “Description of Securities Being Distributed,” insofar as they purport to constitute a summary of the terms of the Offered Shares, and the statements under “Eligibility for Investment,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are, in each case, accurate in all material respects. The shareholders of the Corporation have no pre-emptive rights with respect to the Offered Shares except as disclosed in the Prospectuses.

	(ii)	There are no stamp duties, fees (other than routine filing fees under Canadian Securities Laws in connection with (iii) below), registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any province or any political subdivision of Canada in connection with: (i) the execution and delivery of this Agreement; (ii) the enforcement or admissibility in evidence of the Agreement; (iii) the creation, issuance, sale and delivery to the Underwriters of the Offered Shares; or (iv) the resale of any Offered Shares by an Underwriter to residents of Canada, or the offer of any Offered Shares by an Underwriter for sale by the Corporation to residents of the United States.

	(iii)	There are no transfer taxes or similar fees or charges under Canadian or U.S. federal law or the laws of any province or any political subdivision of Canada required to be paid in connection with the execution, delivery and performance of this Agreement, the creation, issuance, sale and delivery to the Underwriters of the Offered Shares, the resale of any Offered Shares by an Underwriter to residents of Canada, or the offer of any Offered Shares by an Underwriter for sale by the Corporation to residents of the United States.

(ee)

U.S. Sanctions. None of the Corporation, any of its subsidiaries, nor to the knowledge of the Corporation, any director, officer, agent, employee or Affiliate of the Corporation or its subsidiaries is currently subject to any sanctions administered by the U.S. Department of the Treasury (“OFAC”), and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ff)

No Commission. None of the Corporation or any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Offered Shares.

(gg)

Listing. The outstanding Common Shares in the capital of the Corporation are listed on the TSX and the NYSE. Applications to have the Offered Shares approved for listing have been or will be submitted to the TSX and the NYSE by the Corporation. Computershare Investor Services Inc. (or its affiliate) at its principal office in the City of Vancouver has been appointed registrar and transfer agent for the Common Shares.

(hh)

Insider Holdings. Except as disclosed in the Prospectus none of the directors or officers of the Corporation, any proposed director or officer, any known holder of more than 10 per cent of the Common Shares, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the BCBCA), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the GSV Subsidiaries on a consolidated basis.

(ii)

Insurance. Except as would not result in a Material Adverse Effect, the assets of the Corporation and its subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default; neither the Corporation nor any Significant Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause.

(jj)	Mining and Environmental Matters.

	(i)	In each case, other than (A) as disclosed in the Prospectus or (B) such as do not materially and adversely affect the value of such Mining Rights (as defined below) and do not materially interfere with the use of such Mining Rights by the Corporation or its Significant Subsidiary, the Corporation or its GSV Subsidiaries own, control and have legal rights to, through mining tenements of various types and descriptions or agreements, as applicable, and by ownership of real property, such rights, titles, leases and interests as are materially necessary or appropriate to authorize it to carry on the mining activities and the mineral exploration as currently being undertaken or proposed to be undertaken and each of the Pinion Deposit, the Dark Star Deposit and the North Bullion Deposit (in each case as described in the Prospectuses) (collectively, the “Mining Rights”) and the Corporation and its GSV Subsidiaries are not in default of such Mining Rights.

(ii)	The Corporation or one of its subsidiaries has good title to the Mining Rights and other material assets related thereto free of all mortgages, liens, charges, pledges, security interests, encumbrances or claims, (A) except as disclosed in the Prospectus and (B) except such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Corporation or such subsidiary. The real property, improvements, equipment and personal property held under lease by the Corporation and the subsidiaries are held under valid and enforceable leases, except for such exceptions as are not material and do not materially interfere with the current use of such real property, improvements, equipment or personal property by the Corporation or such subsidiary or except as would not result in a Material Adverse Effect.

(iii)	The Corporation has complied with the requirements of NI 43-101 in all material respects, including, but not limited to, the preparation and filing of technical reports and the technical report filed with respect to the Pinion Deposit, the Dark Star Deposit and the North Bullion Deposit accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there is no new material scientific or technical information nor any other fact or circumstance that creates a requirement for updated reports to be filed.

(iv)	With respect to information set forth in the Prospectuses, (i) information relating to the Corporation’s estimates of mineral resources or mineral reserves has been reviewed and verified by the Corporation or one or more consultants to the Corporation as being consistent with the Corporation’s mineral reserve and mineral resource estimates and as true, complete and accurate as of the date such estimates were prepared, and, to the best of the Corporation’s knowledge, remain true, complete and accurate in all material respects as of the date hereof, (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with Canadian industry standards contemplated in NI 43-101 by or under the supervision of a “qualified person” as defined therein, (iii) the Corporation has filed with the applicable Regulatory Authorities in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed and all such reports comply in all material respects with the requirements thereof and are current in all material respects as of the date hereof.

	(v)	Other than as disclosed in the Prospectus or except as would not result in a Material Adverse Effect, (A) the Corporation and the subsidiaries are in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Mining and Environmental Laws”) relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), wildlife protection, occupational health and safety, current or proposed mining, exploration or development activities, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials and (B) neither the Corporation nor any subsidiary has received any written notice of, or been prosecuted for an offense alleging actual or potential liability on the part of the Corporation or the subsidiaries based on or pursuant to non-compliance with any Mining and Environmental Law.

	(vi)	Except as disclosed in the Prospectus or except as would not result in a Material Adverse Effect, there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or its subsidiaries, nor has the Corporation or any of its subsidiaries received notice of any of the same.

(kk)

Employment Matters. Other than disclosed in the Prospectus, the Corporation does not maintain any material employee benefit plans. There is currently no labor disruption or disputes with respect to the employees or consultants of the Corporation or any of its subsidiaries (i)(A) except as disclosed in the Prospectuses or (B) except as would not result in a Material Adverse Effect and (ii) except as is not adversely affecting the exploration or development plans of the Corporation or its subsidiaries or the carrying on of the business of the Corporation or its subsidiaries. Neither the Corporation nor the GSV Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, no action has been taken or is contemplated to organize any employees of the Corporation or the GSV Subsidiaries.

(ll)	Money Laundering and Foreign Corrupt Practices.

	(i)	The operations of the Corporation and, since the date of acquisition of each subsidiary by the Corporation, each of its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving the Corporation or any of the subsidiaries with respect to Money Laundering Laws is, to the best knowledge of the Corporation, pending or threatened.

(ii)	None of the Corporation, and, since the date of acquisition of the relevant subsidiary by the Corporation, any of its subsidiaries, nor, to the knowledge of the Corporation, their respective Affiliates, officers, directors or employees acting on behalf of the Corporation or the GSV Subsidiaries has (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Corporation, the GSV Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or Affiliate of the Corporation or any of the GSV Subsidiaries is aware of or has taken, committed to take or been alleged to take any action which would cause the Corporation or its subsidiaries or their respective Affiliates to be in violation of the United States Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable law of similar effect of another jurisdiction.

7.	Closing and Conditions of Closing.

7.1

The Closing of the purchase and sale of the Firm Shares provided for in this Agreement shall be completed at the offices of Borden Ladner Gervais LLP in Vancouver, British Columbia on the Closing Date at the Closing Time.

7.2

The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	certificates or evidence of registration representing, in the aggregate, the Fir Shares (and Over-Allotment Shares, if applicable) in the name of CDS & Co. or its nominee or in such other name(s) as the Underwriters shall have directed;

(b)

a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Borden Ladner Gervais LLP, the Corporation’s counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia), addressed to the Underwriters and the Underwriters’ counsel, such matters to be as set out in the attached Schedule “C” subject to customary limitations, assumptions and qualifications;

(c)

a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Dorsey & Whitney LLP, the Corporation’s United States counsel, to the effect that it is not necessary in connection with the offer and sale of the Offered Shares to purchasers that are, or are acting for the account or benefit of, persons in the United States and U.S. Persons, in accordance with the provisions of this Agreement (including Schedule A hereto), to register the Offered Shares under the U.S. Securities Act, it being understood that such counsel expresses no opinion as to any subsequent reoffer or resale of the Offered Shares;

(d)

favourable legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from the Corporation’s counsel, in form and substance satisfactory to the Underwriters, acting reasonably, regarding each of the Significant Subsidiaries with respect to the following: (i) the incorporation and existence of each such Significant Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each such Significant Subsidiary, (iii) that each such Significant Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties, and (iv) as to title to the Dark Star Deposit, the Pinion Deposit and the North Bullion Deposit;

(e)

a comfort letter of Davidson dated the Closing Date or the Option Closing Date, as applicable, and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel (each acting reasonably), bringing the information contained in the comfort letter referred to in section 3.1(d) forward to the Closing Time or the Option Closing Time, as applicable, provided that such comfort letter shall be based on review by Davidson having a cut-off date not more than two Business Days prior to the Closing Date;

(f)

written confirmation from the TSX in form and substance satisfactory to the Underwriters, acting reasonably, that the Offered Shares are to be listed and posted for trading on the TSX on the Closing Date or the Option Closing Date, as applicable, subject only to the official notice of issuance;

(g)

a certificate dated the Closing Date or the Option Closing Date, as applicable, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation in form and content satisfactory to the Underwriters, certifying (without personal liability), to the best of the knowledge of the persons signing such certificate after having made due enquiries and examined the Prospectus and, if applicable, any Supplementary Material that:

	(i)	the Corporation has in all material respects complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time or Option Closing Time, as applicable;

	(ii)	the representations and warranties of the Corporation contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time or Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time or Option Closing Time, as applicable;

	(iii)	since the respective dates as of which information is given in the Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation from that disclosed in the Prospectus;

	(iv)	no order, ruling or determination having the effect of ceasing, suspending or restricting trading or the sale of any of the Offered Shares or the Common Shares has been issued, and no proceedings, investigations or inquiry for such purpose are commenced or, to the best of the knowledge of the declarants, contemplated or threatened;

	(v)	there are no actions, suits, proceedings, inquiries, compliance orders or directives commenced or, to the best of the knowledge of the declarants, threatened in respect of the transactions contemplated hereunder; and

	(vi)	as to such other matters as the Underwriters may reasonably request at least 48 hours prior to the Closing Date or Option Closing Date, as applicable.

(h)

a certificate dated the Closing Date or the Option Closing Date, as applicable, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation in form and content satisfactory to the Underwriters and counsel to the Underwriters (each acting reasonably), certifying with respect to:

	(i)	the currently effective constating documents of the Corporation;

	(ii)	the necessary corporate approvals of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Over-Allotment Shares, the grant of the Over- Allotment Option, the authorization of this Agreement, the listing of the

Firm Shares and the Over-Allotment Shares on the TSX and NYSE and the transactions contemplated by this Agreement;

(iii) the incumbency and signatures of signing persons of authority and officers of the Corporation; and

(iv) such other matters as the Underwriters may reasonably request at least 48 hours prior to the Closing Date or the Option Closing Date, as applicable;

(i)	lock-up agreements in the form attached as Schedule “D” to this Agreement, duly executed by each of the Corporation’s directors and officers;

(j)	a certificate of status (or equivalent) for the Corporation and each of the Significant Subsidiaries dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date or the Option Closing Date;

(k)	such other documents as the Underwriters or counsel to the Underwriters may reasonably request at least 48 hours prior to the Closing Date or Option Closing Date, as applicable; and

(l)	the Commission paid in accordance with the sixth paragraph of this Agreement.

8.	Over-Allotment Option.

8.1

In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Over-Allotment Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Borden Ladner Gervais LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

8.2

At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Over-Allotment Shares in respect of which the Underwriters are exercising the Over- Allotment Option and deposit with CDS or its nominee, if requested by the Underwriters, the Over-Allotment Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Over-Allotment Shares by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

8.3

Concurrently with the deliveries and payment under section 8.2, the Corporation shall pay the Commission applicable to the Over-Allotment Shares in the manner provided in the sixth paragraph of this letter against delivery of a receipt for that payment.

8.4	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 8 is subject to the conditions set forth in Section 7.

9.	Sales Restrictions.

9.1

The Underwriters shall offer the Offered Shares for sale to the public in Canada and on a private placement basis to, or for the account or benefit of, persons in the United States or U.S. Persons, directly and through other duly qualified investment dealers and brokers (the

Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), only as permitted by Canadian Securities Laws and U.S. Securities Laws, and upon the terms and conditions set forth in the Prospectuses, the Preliminary U.S. Offering Memorandum, the U.S. Offering Memorandum and in this Agreement, including, as regards offers and sales to, or for the account or benefit of, persons in the United States or U.S. Persons, Schedule A hereto, at an offering price not exceeding the offering price set forth on the cover page of the Prospectus. The Underwriters will not solicit offers to purchase or sell the Offered Shares so as to require registration of the resale of any Offered Shares by an Underwriter to residents of Canada or the offer by an Underwriter and sale by the Corporation of any Offered Shares to, or for the account or benefit of, a person in the United States or a U.S. Person, or filing of a prospectus with respect to the Offered Shares under the laws of any jurisdiction other than the Qualifying Jurisdictions. For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Offered Shares are qualified or registered for Distribution by duly qualified investment dealers and brokers under the Canadian Securities Laws of those Qualifying Jurisdictions where a Dual Prospectus Receipt shall have been obtained.

10.	Market Stabilization.

10.1

The Underwriters agree and will require each of the other Selling Firms and their respective Affiliates to agree, in connection with the offer and sale of the Offered Shares, to comply with all applicable Canadian Securities Laws and other applicable Laws. In connection with the Distribution, the Underwriters and members of the other Selling Firms (if any) may effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with Canadian Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

11.	Indemnification by the Corporation.

11.1

The Corporation covenants and agrees to indemnify and hold harmless the Underwriters and each of their Affiliates, and each of their respective directors, officers, managers, members, partners, employees, agents, advisors, shareholders and each other person controlling an Underwriter or any of their respective Affiliates (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all losses, damages, liabilities, claims, actions, suits, proceedings or expenses (“Claims,” and each a “Claim”), joint or several, to which any Indemnified Party may become subject:

(a)	in connection with, related to or arising out of:

	(i)	oral or written information provided by or at the request of the Corporation, its Affiliates or their respective directors, officers, employees or agents, which information either they or any Indemnified Party provide to any actual or potential purchasers, sellers, investors or offerees or;

	(ii)	any other action or failure to act by the Corporation, its Affiliates or their respective directors, officers, employees or agents, or by any Indemnified Party at the Corporation’s request or with the Corporation’s consent, or

(b)	otherwise in connection with, related to or arising out of the Offering, the engagement of the Underwriters pursuant to this Agreement (including modifications or future additions to such engagement and related activities prior to the date of this Agreement), or the performance by the Underwriters of the services or any transactions contemplated by this Agreement.

11.2

Notwithstanding the foregoing provisions of section 11.1, the Corporation will not be responsible to indemnify an Indemnified Party for any Claim referred to in section 11.1 above or to reimburse expenses relating thereto, if such Claim is judicially determined by final non-appealable order issued by a court of competent jurisdiction to have resulted solely from the gross negligence or wilful misconduct of such Indemnified Party. For greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Underwriters’ failure to conduct adequate “due diligence”.

11.3

The Corporation agrees that, without the prior written consent of the Indemnified Party affected, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (whether or not the Underwriters or any Indemnified Party is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such Claim and the Underwriters’ engagement and conduct in connection therewith.

11.4

In the event that any Indemnified Party is requested or authorized by the Corporation or is required by government regulation, subpoena, or other legal process to produce Underwriters’ documents as evidence or personnel as witnesses with respect to the Underwriters’ services for the Corporation, the Corporation will reimburse the Underwriters for their professional time and expenses, including, without limitation, the fees and expenses of its counsel, on a full indemnity basis, incurred in responding to such requests. The Corporation will promptly reimburse Indemnified Parties for expenses (including, without limitation counsel fees and expenses on a full indemnity basis) as they are incurred in connection with enforcing this Agreement.

11.5

Promptly after receipt of notice of the commencement of any Claim against any Indemnified Party or after receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Parties will notify the Corporation in writing of the commencement thereof (provided that any delay or failure in so notifying shall not prejudice the Indemnified Parties’ rights hereunder, except to the extent that such failure results in forfeiture by the Corporation of substantive rights or defenses) and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed. The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Corporation notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

11.6

Notwithstanding the foregoing provisions of section 11.5, the Indemnified Party shall have the right, at the Corporation’s expense, to employ counsel of the Indemnified Party’s choice, in respect of the defence of any action, suit, proceeding, Claim or investigation if:

(a)	the employment of such counsel has been authorized by the Corporation;

(b)	the Corporation has not assumed the defence and employed counsel therefor within 14 days after receiving notice of such Claim; or

(c)	counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Indemnified Party’s behalf) or that there is a conflict of interest between the Corporation and the Indemnified Party or the subject matter of the action, suit, proceeding, Claim or investigation may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Indemnified Party’s behalf).

11.7

In no event shall any Indemnified Party have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any of its Affiliates, security holders or creditors related to, arising out of or in connection with the Underwriters’ engagement, performance of any service in connection therewith or any transaction contemplated thereby, other than with respect to any Claim that is judicially determined by final non- appealable order issued by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or wilful misconduct. Neither party shall be liable to the other for consequential, incidental, indirect, punitive or special damages (including loss of profits, data, business or goodwill), regardless of the legal theory advanced or of any notice given as to the likelihood of such damages; provided that (a) this provision shall not limit an Indemnified Party’s indemnity or contribution rights as provided for in this Agreement or applicable law and (b) damages required to be paid by an Indemnified Party to any third party that is not an Indemnified Party may be considered direct damages to such Indemnified Party. The Corporation’s recourse with respect to any liability or obligation of the Underwriters hereunder shall be limited to the assets of the

Underwriters, and the Corporation shall have no recourse against, and expressly waives its right to bring any Claim against, any other Indemnified Party or any of their assets.

11.8

With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 11 and section 12 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

11.9

The rights and remedies of the Underwriters set forth in this section 11, section 12 and section 16 of this Agreement are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

12.	Contribution.

12.1

In the event that the foregoing indemnification is for any reason unavailable to any Indemnified Party or insufficient to hold it harmless, the Corporation agrees to contribute to the Claims for which such indemnification is unavailable or insufficient (a) in such proportion as is appropriate to reflect the relative benefits received (or sought to be received) by the Corporation and its Affiliates, on the one hand, and the Indemnified Party, on the other hand, in connection with the activity to which such indemnification or reimbursement relates) or (b) if (but only if) the allocation provided for in clause (a) of this paragraph is judicially determined not to be permitted, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of the Corporation, on the one hand, and the Indemnified Party, on the other hand, as well as any other relevant equitable considerations; provided that in no event shall the Indemnified Parties be responsible for or required to contribute an aggregate amount in excess of the aggregate fees actually received by the Underwriters under this Agreement (exclusive of amounts paid for reimbursement of expenses under this Agreement or amounts paid to an Indemnified Party).

12.2

The Corporation agrees that for the purposes of section 12.1, the relative benefits to the Corporation, its Affiliates, and its security holders, on the one hand, and the Indemnified Party, on the other hand, shall be deemed to be in the same proportion that the total value actually or contemplated to be paid, issued, exchanged or transferred in connection with the actual or proposed transaction (whether or not such transaction is consummated) bears to the fees actually paid to, and retained by, the Underwriters under this Agreement (exclusive of amounts paid for reimbursement of expenses under this Agreement or amounts paid to an Indemnified Party). The Corporation and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above.

13.	Expenses.

The Corporation will pay all of its expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or Distribution of the Offered Shares and the filing of the Offering Documents; (ii) the fees and expenses of the Corporation’s legal counsel; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering. In addition, the Corporation will pay the reasonable fees and disbursements of the Underwriters’ legal counsel (such legal fees not to exceed $100,000, excluding taxes and disbursements) (collectively, the “Underwriters’ Expenses”). At the option of the Underwriters, such legal fees and disbursements may be deducted from the gross proceeds otherwise payable to the Corporation on the Closing of the Offering. If the Offering is not completed due to any failure on the part of the Corporation to comply with the terms and conditions of this Agreement, the Corporation shall reimburse the Underwriters for all reasonable fees and expenses incurred in connection with the Offering promptly upon receiving an invoice therefor.

14.	Representations, Warranties and Covenants of the Underwriters.

14.1	The Underwriters shall:

(a)	complete, and use all commercially reasonable efforts to cause each Selling Firm to complete, the Distribution of the Offered Shares as soon as reasonably practicable; and

(b)	promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased Distribution of the Offered Shares and provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Regulatory Authorities and the breakdown of the number of Offered Shares distributed in jurisdictions other than the Qualifying Jurisdictions.

14.2	The Underwriters will not make use of any “standard term sheet” in respect of the Corporation and the offering of the Offered Shares without the approval of the Corporation, acting reasonably.

14.3

From the date of commencement of Distribution of the Offered Shares to the date such Distribution ceases, the Underwriters will: (i) not provide to any potential purchasers of the Offered Shares any Marketing Materials in respect of the Offered Shares that are or would be required to be incorporated by reference into the Preliminary Prospectus or the Prospectus without the prior approval by the Corporation of the Template Version of such Marketing Materials, such approval to be evidenced by a written agreement between the Corporation and the Lead Underwriter; and (ii) provide a copy of the Preliminary Prospectus and the Prospectus and any Supplementary Material to each potential investor in the Offered Shares who receives any Marketing Materials referred to in this paragraph 14.3.

14.4	The representations, warranties and obligations of the Underwriters under this section 14 are several and not joint, nor joint and several. No Underwriter will be liable for any act,

omission, default or conduct by any other Underwriter or any Selling Firm appointed by another Underwriter.

15.	Nature and Survival of Representations, Warranties, Covenants and Indemnity.

15.1

All representations, warranties, covenants, obligations and agreements of the Corporation herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect for a period of two years after the Closing Date unaffected by any subsequent disposition by the Underwriters of the Offered Shares or any of them. The Underwriters will be entitled to rely on the representations and warranties of the Corporation herein contained or contained in documents submitted or delivered pursuant to this Agreement regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

16.	Termination Rights.

16.1

The obligation of the Underwriters to purchase the Firm Shares shall be subject to the accuracy, as of the Closing Time, of the representations and warranties of the Corporation contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfillment and compliance in all material respects by the Corporation of and with its covenants herein and therein contained.

16.2

All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any breach or default under or non- compliance with any such representation, warranty, term or condition by the Corporation, as applicable, which may not reasonably be expected to be remedied prior to the Closing Time shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter’s obligation to purchase the Firm Shares by giving written notice to that effect to the Corporation at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter. No act of the Underwriters in offering the Firm Shares or in preparing or joining in the execution of the Prospectuses, the Preliminary U.S. Offering Memorandum, the U.S. Offering Memorandum or any Supplementary Material shall constitute a waiver of or estoppel against, the Underwriters.

16.3

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement by giving the Corporation written notice to that effect at or prior to the Closing Time if, during the period from the date hereof to the Closing Time, any of the following occurs:

(a)	an order is made to cease or suspend trading in any securities of the Corporation, or to prohibit or restrict the Distribution of the Offered Shares, or if proceedings are announced, commenced or threatened for the making of any such orders, by any securities commission or similar regulatory authority, a stock exchange on which the securities of the Corporation are listed or by any other competent authority, and such order has not been rescinded, revoked or withdrawn, or such announced, commenced or threatened proceeding has not been terminated or withdrawn;

(b)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation, or any of its directors or senior officers is announced, commenced or threatened by any federal, provincial, state, municipal, other governmental agency or any securities commission or similar regulatory authority, a stock exchange on which the securities of the Corporation are listed or by any other competent authority, or there is any change of law, regulation or policy or the interpretation or administration thereof, if, in the sole opinion of the Underwriter, the announcement, commencement or threat thereof or change, as the case may be, operates or could operate to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affects, or may materially adversely affect, the Corporation, the trading, Distribution or market price or value of the Offered Shares;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including, without limitation, any military conflict, civil insurrection, act of terrorism, war or like event, or a governmental action, law, regulation, inquiry or any occurrence of any nature whatsoever, which, in the sole opinion of the Underwriter, seriously adversely affects, or involves, or may seriously adversely affect, or involve, the financial markets or the business, operations, affairs or profitability of the Corporation or the market price or value or marketability of the Offered Shares;

(d)	there should occur any material change, change of a material fact, new material fact, occurrence, event, fact or circumstance (whether actual, anticipated, proposed, contemplated or threatened) or any development that could result in a material change or change of a material fact, any of which, in the sole opinion of the Underwriter, as determined by the Underwriter in its sole discretion, could reasonably be expected to have a Material Adverse Effect on the business, operations, affairs or profitability of the Corporation or the market price or value of the Offered Shares or other securities of the Corporation;

(e)	the Underwriter determines in its sole discretion that the Corporation shall be in material breach of, default under or non compliance with any covenant, term or condition of this Agreement, or any representation or warranty given by the Corporation in this Agreement becomes or is false.

16.4	If any Underwriter shall elect to terminate its obligation to purchase the Offered Shares as aforesaid, whether the reason for such termination is within or beyond the control of the

Corporation, the liability of the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity referred to in section 11, the contribution rights referred to in section 12 and, if applicable, the payment of expenses referred to in section 13.

16.5

The rights of termination contained in this section 16 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or noncompliance by any other party. A notice of termination given by an Underwriter under this section 16 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 18.2 shall apply.

16.6

The execution of any Supplementary Material (including without limitation an amendment to the Preliminary Prospectus or the Prospectus) in respect of any material change and the continued offering of the Offered Shares thereafter by the Underwriters shall not constitute a waiver of the Underwriters’ rights under this section 16.

17.	Notification.

17.1

The Corporation shall advise the Lead Underwriter promptly of any request made at any time prior to the end of the Distribution Period by any Regulatory Authority or the TSX or the NYSE for any Supplementary Material or for any additional material information, of the issuance by any such Regulatory Authority or the TSX or the NYSE of any cease trading or stop order relating to the Offered Shares or any other securities of the Corporation or order preventing or suspending the use of the Prospectuses relating to the Offered Shares or the qualification of the Offered Shares for offering or sale, in any jurisdiction, or of the institution or threat to its knowledge of institution of any proceedings for that purpose or of the receipt by the Corporation of any material written communication from any such Regulatory Authority or the TSX or the NYSE relating to the Prospectuses, any Supplementary Material or the offering or sale of Offered Shares. The Corporation shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

17.2

During the Distribution Period, the Corporation shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material and any annual information form, material change report or information circular, which may be required to be filed by any Regulatory Authority, the TSX or the NYSE.

18.	Obligations of the Underwriters.

18.1	Subject to the terms and conditions of this Agreement, the obligations of the Underwriters to purchase the Firm Shares at the Closing Time shall be several and not joint in that each

Underwriter shall be obligated to purchase only the percentage of the Firm Shares respectively set out opposite its name below:

BMO Nesbitt Burns Inc.	55.0%
Cormark Securities Inc.	20.0%
PI Financial Corp.	20.0%
GMP Securities L.P.	5.0%

18.2

If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, then the other Underwriters who shall be willing and able to purchase their applicable percentage of the Firm Shares or Over-Allotment Shares, as the case may be, shall have the right, but not the obligation, to purchase, on a pro rata basis, all but not less than all of the Offered Shares not purchased by the defaulting Underwriter, and to receive the defaulting Underwriter’s portion of the Commission in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that such right is not exercised, the other Underwriters that are not in default shall be relieved of all obligations to the Corporation and the Corporation shall not be obligated to sell less than all the Firm Shares or Over-Allotment Shares with respect to which the Over-Allotment Option is exercised, as the case may be, and the Corporation shall be entitled to terminate its obligations under this Agreement except for those under section 11, section 12 and section 13 hereof, provided that in the case of Over-Allotment Shares, such termination shall apply only with respect to such Over-Allotment Shares and not to any Firm Shares. Nothing in this paragraph shall oblige the Corporation to sell to any or all of the Underwriters less than all of the Firm Shares or Over-Allotment Shares with respect to which the Over-Allotment Option is exercised, as applicable, or relieve from liability to the Corporation any Underwriter which shall be so in default.

19.	Notices.

19.1	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

in the case of the Corporation:

Gold Standard Ventures Corp.
610 – 815 West Hastings Street
Vancouver, BC V6C 1B4

Attention: Jonathan Awde
Email: jonathan@goldstandardv.com

with a copy to:

Graeme Martindale
Borden Ladner Gervais LLP
Suite 1200 – 200 Burrard Street
Vancouver, BC V6C 3L6

Email: gmartindale@blg.com

in the case of the Underwriters, to:

BMO Nesbitt Burns Inc.
Suite 1700 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: Jamie Rogers
Email: jamie.rogers@bmo.com

with a copy to:

Bob Wooder
Blakes Cassels & Graydon LLP
625 Burrard Street
Vancouver, BC V6C 0A4

Email : bob.wooder@blakes.com

and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. Each of the Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible person of the addressee, shall be given by courier service or e-mail or other electronic transmission, and shall be deemed to have been received, if given by facsimile or other electronic transmission, on the day of sending (with written confirmation of receipt from the sending machine) if prior to 4:00 p.m. (local time at place of receipt) on a Business Day and, otherwise, on the next Business Day following the sending thereof and, if given by courier service when delivered.

20.	Lead Underwriter.

20.1

The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination, waiver or extension given pursuant to section 16, which notices may be given by any Underwriter, an agreement of settlement given under section 11, which may be given only by the Underwriter affected thereby or a notice or election by a non-defaulting Underwriter pursuant to section 18, which may be given or made only by the Underwriter affected thereby. Each Underwriter giving a notice shall consult fully with any other Underwriter with respect to any such notice or other communication. Acceptance of this offer by the Corporation shall constitute its authority for accepting notification of any such matters from the Lead Underwriter, and for delivering the Offered Shares to or to the order of the Lead Underwriter.

21.	Further Offerings.

21.1

The Corporation agrees that it shall not, without the prior consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld, delayed or conditioned during the period beginning on the date hereof and ending 90 days after the Closing Date, directly or indirectly, (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, any Common Shares of the Corporation or securities convertible into or exchangeable for Common Shares of the Corporation (other than for purposes of directors’, officers’ or employee compensation plans, including the Corporation’s long term incentive plan; to satisfy existing instruments already issued at the date hereof; and securities issued, sold, transferred or distributed in connection with an arms’ length acquisition, merger, consolidation or amalgamation involving the Corporation or any of its subsidiaries which has been publicly disclosed prior to the date hereof); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares of the Corporation, whether any such transaction described in (i) or (ii) above is settled by delivery of Common Shares or such other securities of the Corporation, in cash or otherwise.

22.	Miscellaneous.

22.1

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

22.2

The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation on the one hand and each of the Underwriters and any Affiliate through which it may be acting on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation, (iii) the engagement by the Corporation of each of the Underwriters in connection with the offering and sale of the Offered Shares and the process leading up to the offering and sale thereof is as independent contractors and not in any other capacity, (iv) the Underwriters and their respective Affiliates may be engaged in broad range of transactions that involve interests that differ from those of the Corporation and (v) the Underwriters have not provided any legal, accounting, regulatory, or tax advice with respect to the Offering and the Corporation has consulted its own legal accounting regulatory and tax advisors to the extent it deemed appropriate. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the offering and sale of the Offered Shares irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement. The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect or owes an agency fiduciary or similar duty to the Corporation in connection with the offering and sale of the Offered Shares.

22.3

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without reference to the conflicts of laws provisions thereof. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to all matters arising out of this Agreement and the transactions contemplated in this Agreement.

22.4 22.5	Time shall be of the essence of this Agreement. Unless otherwise indicated, all references in this Agreement to currency shall be to the lawful money of Canada.

22.6

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

22.7

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof including the written letter agreements dated July 11, 2019 and July 12, 2019 between the Corporation and the Lead Underwriter.

22.8

Each of the parties to this Agreement shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

[Remainder of this page intentionally left blank]

If you are in agreement with the foregoing, including Schedule B, please signify acceptance by executing the enclosed copies of this letter where indicated below and returning them to the Lead Underwriter.

Yours very truly,

BMO NESBITT BURNS INC.

By:	/s/ Jamie Rogers
Jamie Rogers
Managing Director

CORMARK SECURITIES INC.

By:	/s/ Darren Wallace
Darren Wallace
Managing Director

PI FINANCIAL CORP.

By:	/s/ Dan Barnholden
Dan Barnholden
Managing Director

GMP SECURITIES L.P.

By:	/s/ Pierre Laliberté
Pierre Laliberté
Director

Signature Page to Underwriting Agreement

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

GOLD STANDARD VENTURES CORP.

By:	/s/ Jonathan Awde
Jonathan Awde
President and Chief Executive Officer

GSV Signature Page to Underwriting Agreement

SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule A is annexed and the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)

“Distribution Compliance Period” means the 40-day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than Distributors in reliance on Regulation S; or (ii) the Closing Date or the Option Closing Date (if applicable); provided that, all offers and sales by a Distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period;

(c)	“Distributor” means a “distributor” as defined in Rule 902(d) of Regulation S;

(d)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;

(e)

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television, or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(g)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A under the U.S. Securities Act;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(i)	“U.S. Subscription Agreement” means the U.S. Subscription Agreement in the form attached as Exhibit A to the U.S. Placement Memorandum.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any securities laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

Each Underwriter, severally and not jointly, represents, warrants and covenants to and with the Corporation, as at the date hereof, the Closing Date and any Option Closing Date, that:

(1)

It has not offered and sold, and will not offer and sell, any Offered Shares forming part of its allotment or otherwise except (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (b) as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriter nor any of its affiliates (including, without limitation, its U.S. Affiliate, if applicable), nor any person acting on any of their behalf, has made or will make (except as permitted in paragraphs 2 through 12 below) (a) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to or for the account or benefit of, any person in the United States or any U.S. Person, (b) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, was not a U.S. Person, and was not purchasing for the account or benefit of a person in the United States or a U.S. Person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, was not a U.S. Person, and was not purchasing for the account or benefit of a person in the United States or a U.S. Person and (c) any Directed Selling Efforts in the United States with respect to the Offered Shares.

(2)

It agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each Distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the U.S. Securities Act, pursuant to registration under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S under the U.S. Securities Act.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares by such Underwriter or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

(3)	Each Underwriter agrees to obtain substantially identical undertakings from each Selling Firm contemplated hereby and to comply with the offering restriction requirements of Regulation S.

(4)

It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with its U.S. Affiliate (if applicable), any Selling Firm or with the prior written consent of the Corporation. It shall require its U.S. Affiliate (if applicable) and any Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate (if applicable) and such Selling Firm complies with, the same provisions of this Schedule A as apply to such Underwriter as if such provisions applied to such U.S. Affiliate (if applicable) and such Selling Firm.

(5)

All offers and sales of Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons shall be made either (i) directly, if such Underwriter is a U.S. registered broker-dealer, (ii) through its U.S. Affiliate, or (iii) pursuant to Rule 15a- 6 under the U.S. Exchange Act, in each case in compliance with all applicable U.S. federal and state broker-dealer requirements. Such Underwriter or such U.S. Affiliate, to the extent involved in making offers or sales to, or for the account or benefit of, persons in the United States or U.S. Persons, has been and will be, on the date of each offer and sale of Offered Shares to, or for the account or benefit of, a person in the United States or a U.S. Person, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state’s registration requirements) and is a member in good standing with FINRA. Offers and sales of Offered Shares by the Underwriter or its U.S. Affiliate, as applicable, to, or for the account or benefit of, persons in the United States or U.S. Persons have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(6)

It shall offer Offered Shares to substituted purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons only pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States to persons it reasonably believes to be Qualified Institutional Buyers.

(7)

All purchasers of the Offered Shares to which the Underwriter or its U.S. Affiliate, as applicable, has made an offer that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons, shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and are being offered and sold to such purchasers in reliance upon the exemption from the registration requirements of the U.S. Securities

Act provided by Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States.

(8)

Each offeree that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person has been or shall be provided with a Preliminary U.S. Placement Memorandum or a U.S. Placement Memorandum, and each purchaser that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person will have received at or prior to the time of purchase of any Offered Shares the U.S. Placement Memorandum.

(9)

Each purchaser solicited by it that is, or is purchasing for the account or benefit of, a person in the United States or a U.S. Person will be required to execute a U.S. Subscription Agreement in the form attached as Exhibit A to the U.S. Placement Memorandum.

(10)

At Closing, the Underwriter (if such Underwriter is not making offers and sales of Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons directly as a U.S. registered broker-dealer) will either (a) together with its U.S. Affiliate offering or selling Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons provide a certificate, substantially in the form of Exhibit A to this Schedule A, relating to the manner of the offer and sale of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, or (b) be deemed to have represented and warranted to the Corporation, as of the Closing Time or Option Closing Time, as applicable, that it did not and will not offer or sell any of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons.

(11)

At least two Business Days prior to the Closing Date or Option Closing Date, as applicable, it will provide the Corporation and its transfer agent with a list of the names and addresses of all purchasers of the Offered Shares solicited by it that are, or are purchasing for the account or benefit of, persons in the United States or U.S. Persons.

(12)

None of the Underwriter, its affiliates (including, without limitation, its U.S. Affiliate (if applicable)) or any person acting on behalf of any of them has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to and with the Underwriters, as at the date hereof, the Closing Date and any Option Closing Date, that:

(1)

The Corporation is, and at the Closing Date and any Option Closing Date will be, a “foreign issuer” within the meaning of Rule 902(e) of Regulation S and reasonably believes that there is Substantial U.S. Market Interest in the Common Shares; (b) the Corporation is not now and as a result of the sale of Offered Shares contemplated hereby will not be, required to register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on any of their behalf (other than the

Underwriters, their affiliates (including, without limitation, their U.S. Affiliates (if applicable)) and any person acting on any of their behalf, as to which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares (either during the Offering or the Distribution Compliance Period), or has engaged or will engage in any form of General Solicitation or General Advertising or in a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons.

(2)

Other than offers and sales of Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons through the Underwriters in compliance with this Schedule A, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation, their U.S. Affiliates (if applicable)) and any person acting on any of their behalf, as to which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the purchaser is outside the United States, was not a U.S. Person and was not purchasing for the account or benefit of a person in the United States or a U.S. Person, or the Corporation, its affiliates, and any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation, their U.S. Affiliates (if applicable)) and any person acting on any of their behalf, as to which no representation, warranty or covenant is made) reasonably believe that the purchaser is outside the United States, was not a U.S. Person and was not purchasing for the account or benefit of a person in the United States or a U.S. Person.

(3)

Except with respect to the offer and sale of the Offered Shares offered hereby, the Corporation has not, for a period beginning six months prior to the date of the commencement of the Offering sold, offered for sale or solicited any offer to buy, and will not, for a period ending six months after any Closing, sell, offer to sell or solicit any offer to buy, any of its securities to, or for the account or benefit of, persons in the United States or U.S. Persons in a manner that would be integrated with the offer and sale of the Offered Shares pursuant to this Schedule A.

(4)

None of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation, their U.S. Affiliates (if applicable)), or any person acting on any of their behalf, as to which no representation, warranty or covenant is made) has taken or will take any action which would cause the exclusion afforded by Rule 903 of Regulation S or the exemption provided by Section 4(a)(2) of the U.S. Securities Act to be unavailable for the offer and sale of the Offered Shares.

(5)

None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation, their U.S. Affiliates (if applicable)) and any person acting on any of their behalf, as to which no representation, warranty or covenant is made) has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares.

(6)

Any offering material or document (other than press releases) prepared or distributed by or on behalf of the Corporation and used in connection with offers and sales of the Offered Shares prior to the expiration of the Distribution Compliance Period includes, or will include, statements to the effect that the securities have not been registered under the U.S. Securities Act and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons unless an exemption from the registration requirements of the U.S. Securities Act is available. Such statements have appeared, or will appear, (i) on the cover or inside cover page of any prospectus used in connection with the offer or sale of the Offered Shares; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement made or issued by the Corporation or anyone acting on the Corporation’s behalf.

EXHIBIT A

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of the common shares of Gold Standard Ventures Corp. (the “Corporation”) pursuant to the Underwriting Agreement dated July 17, 2019 (the “Underwriting Agreement”) among the Corporation, and the Underwriters named therein (the “Underwriters”), each of the undersigned does hereby certify as follows:

(i)

the U.S. Affiliate of the undersigned Underwriter (to the extent involved in making offers and sales to, or for the account or benefit of, persons in the United States or U.S. Persons) is a duly registered broker or dealer under section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer and sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale of Offered Shares we made to, or for the account or benefit of, persons in the United States or U.S. Persons;

(ii)

each offeree solicited by us who is, or is acting for the account or benefit of, a person in the United States or a U.S. Person was provided with a copy of one or both of the Preliminary U.S. Placement Memorandum or the U.S. Placement Memorandum for the offering of the Offered Shares in the United States, and each purchaser solicited by us who is, or is acting for the account or benefit of, a person in the United States or a U.S. Person was provided with a copy of the U.S. Placement Memorandum at or prior to the time of purchase of any Offered Shares;

(iii)

immediately prior to our transmitting such Preliminary U.S. Placement Memorandum and/or U.S. Placement Memorandum to such offerees and purchasers, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each person solicited by us who is, or is acting for the account or benefit of, a person in the United States or a U.S. Person purchasing Offered Shares from the Corporation is a Qualified Institutional Buyer;

(iv)

no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, Internet or similar media or broadcast over radio or television or Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons;

(v)	prior to any sale of Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, we caused each such purchaser to execute a U.S.

Subscription Agreement in the form included as Exhibit A to the U.S. Placement Memorandum; and

(vi)

the offering of the Offered Shares has been conducted by us in accordance with the terms of the Underwriting Agreement and in compliance with all applicable U.S. federal and state broker-dealer requirements.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ___ day of __________ , 2019.

[UNDERWRITER]

By: _____________________________
Name:
Title:

[U.S. BROKER-DEALER AFFILIATE]

By: _____________________________
Name:
Title:

SCHEDULE B

GSV SUBSIDIARIES

JKR Gold Resources ULC
Gold Standard Ventures (US) Inc.
Tacoma Exploration LLC
Battle Mountain Gold Inc.
Madison Enterprises (Nevada) Inc.

SCHEDULE C

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

CANADIAN COUNSEL OPINION

1.

the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Canadian Securities Laws in any of the Qualifying Jurisdictions;

2.	the Corporation is a validly existing company and in good standing with respect to the filing of annual reports with the British Columbia Register of Companies;

3.

the Corporation has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

4.	the Corporation has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Over-Allotment Shares; and (ii) to grant the Over-Allotment Option;

5.	the authorized and issued capital of the Corporation;

6.	the attributes attaching to the Offered Shares are consistent and conform with the description under “Description of the Securities Being Distributed” in the Prospectus;

7.

all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Over- Allotment Shares and the grant of the Over-Allotment Option;

8.	the Firm Shares and the Over-Allotment Shares, if any, have been duly allotted and validly issued as fully-paid and non-assessable Common Shares upon full payment therefor and the issue thereof;

9.

if applicable, the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the Notice of Articles and Articles of the Corporation and the rules, policies and by-laws of the TSX;

10.

if applicable, the delivery of the Offered Shares in electronic form does not conflict with the Business Corporations Act (British Columbia) or the Articles of the Corporation and the rules, policies and by-laws of the TSX;

11.

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Prospectus, any Supplementary Material and any Marketing Documents and the filing thereof with the Regulatory Authorities;

12.

this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

13.

the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Firm Shares and the Over- Allotment Shares, and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles and Articles of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

14.	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares of the Corporation;

15.

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the Distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws;

16.

subject only to the satisfaction by the Corporation of customary conditions imposed by the TSX in similar circumstances, the Offered Shares have been conditionally listed or approved for listing on the TSX; and

17.	as to the accuracy of the statements under the heading “Eligibility For Investment”.

SCHEDULE D to an underwriting agreement dated July 17, 2019 (the “Underwriting Agreement”)

LOCKUP AGREEMENT

·, 2019

BMO Nesbitt Burns Inc.
Suite 1700 – 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Dear Sirs and Mesdames:

The undersigned understands that BMO Nesbitt Burns Inc. (the “Lead Underwriter”) and Cormark Securities Inc., PI Financial Corp. and GMP Securities L.P. (together with the Lead Underwriter, the “Underwriters”) have entered into an underwriting agreement with Gold Standard Ventures Corp. (the “Corporation”) providing for the offering under a prospectus of $18,300,000 aggregate gross proceeds of common shares of the Corporation (the “Offering”).

In consideration of the efforts of the Underwriters in connection with the Offering, the undersigned hereby irrevocably agrees that, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld, delayed or conditioned, the undersigned will not (and will so cause entities, corporate or otherwise, controlled by the undersigned not to), during the period ending 90 days after the date of closing of the Offering: (i) offer, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any common shares of the Corporation (“Shares”) or other securities of the Corporation or securities convertible into or exchangeable for Shares or other securities of the Corporation (the “Lock-Up Securities”); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares or other shares of the Corporation, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Shares or other securities of the Corporation, in cash or otherwise. The undersigned represents and warrants that the Lock-Up Securities beneficially owned by the undersigned are set out on the signature page hereto.

Notwithstanding anything to the contrary herein or in the Underwriting Agreement, the restrictions in the prior sentence shall not apply to:

1.	any transfer or other disposition of Lock-Up Securities (i) to the spouse, domestic partner, parent, sibling, child or grandchild (each, an “immediate family member”) of the undersigned or to a trust formed for the benefit of the undersigned or of an immediate family member of the undersigned; (ii) as a bona fide gift or by will or intestacy or other testamentary document or applicable laws of descent, or (iii) a trust or Registered Retirement Savings Plan, the beneficiaries of which are the undersigned and/or immediate family members of the undersigned; provided that each transferee in the case of each of clauses (i) through (iii) shall sign and deliver a lock-up agreement substantially in the form of this letter agreement prior to or upon such transfer;

2.

any exercise of options or warrants to purchase Shares or securities convertible into or exchangeable for Shares or the conversion or exchange of any security or instrument held by the undersigned into or for Shares; provided that any such Shares received pursuant to any such exercise, exchange or conversion shall be subject to the terms of this letter agreement;

3.

the sale of a sufficient number of Shares to enable the undersigned to pay the exercise price for previously granted stock options, and any associated withholding tax, that are due to expire during the 90 day period referred to in the second paragraph above;

4.

any transfer or other disposition of Lock-Up Securities pursuant to a bona fide third party tender offer, take-over bid, insider bid, issuer bid, merger, arrangement, amalgamation, business combination, consolidation or other similar transaction; or

5.	any transfer or other disposition of Lock-Up Securities that are (or were) purchased in the open market after the completion of the Offering.

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The undersigned understands that the Corporation and the Underwriters are relying upon this agreement in proceeding toward consummation of the Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

This agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without reference to the conflicts of laws provisions thereof. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to all matters arising out of this agreement and the transactions contemplated in this agreement.

Very truly yours,

Print name of security holder

By:
Signature
Print name of signatory (if different from security holder)

Title

Lock- Up Securities beneficially owned:

Options: ______
Warrants: ______
Shares: ______